NAME OF REGISTRANT:
Franklin Universal Trust
File No. 811-5569


EXHIBIT ITEM No. 77D:
Policies with respect to security investments


Standard & Poor's Corporation ("S&P) has advised the registrant that its over collateralization levels and diversification parameters are in the process of being revised and will be sent to the registrant by S&P when that process is completed. In the interim, S&P has informed the registrant that it may purchase common stocks of public utility holding companies, whether or not they have a senior debt rating of investment grade with respect to an outstanding issue of debt security, provided they have a market capitalization of at least $500 million and still maintain the AAA rating on the registrant's outstanding Notes.